SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            DOMAIN REGISTRATION CORP.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                         ------------------------------
                                 (CUSIP NUMBER)

                                    Zuhong Xu
                     Giant Fortune Investment Management Ltd
                      Shennan Zhong Road, P.O. Box 031-046
                        Shenzhen City, P.R. China 518031
                                +86 - 18820256880
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 7, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

                                  SCHEDULE 13D

CUSIP NO.  _______________
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Giant Fortune Investment Management Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      P.R. CHINA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,250,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        n/a
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,250,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     n/a
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,250,000 shares of common stock, $.001 par value
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.50%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

----------
* The total number of shares of Common Stock includes 50,000,000 shares of Common Stock outstanding as of June 7, 2009. The Reporting Person owns 4,250,000 shares of Common Stock.


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

Item 1.  Security and Issuer

This statement relates to the receipt by the Reporting Person of shares of the common stock, $.001 par value, (the "Reporting Shares"), of Domain Registration Corp. (the "Issuer"), having its principal executive offices at New Agriculture Development Park, Unit - Tonghua Huachen Herbal Planting Co. Ltd, Daquan Village, Tonghua County, Jilin Province, P.R. China 134100.

Item 2.  Identity and Background

      (a) The reporting person for purposes of this statement is Giant Fortune Investment Management Limited (the "Reporting Person").

      (b) The business address of the Reporting Person is Shennan Zhong Road, P.O. Box 031-046, Shenzhen City, P.R. China 518031

      (c) The Reporting Person's principal business is investment in start-up companies.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of the Reporting Person is Chinese.

Item 3. Source and Amount of Funds

The shares of Common Stock beneficially owned by the Reporting Person were acquired in connection with a merger with China Northern Pharmacy Holding Group Limited, a British Virgin Islands corporation ("CNPH"), more fully described in the Company's Report on Form 8-K which was filed with the Commission on June 8, 2009. Prior to May 7, 2009, the Reporting Person was a shareholder in CNPH. On May 7, 2009, the shareholders of CNPH exchanged their respective outstanding shares of CNPH capital stock for 42,500,000 newly issued shares of the Company's common stock, divided proportionally among CNPH shareholders in accordance with their respective ownership interests in CNPH.

Item 4.  Purpose of Transaction

      The Reporting Person acquired the Reporting Shares directly from the Issuer, and Its ownership interest in the Issuer was acquired for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.


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

      (a) The Reporting Person has no plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) The Reporting Person has no plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) The Reporting Person has no plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) The Reporting Person is not currently aware of any plan or proposal which relates to or would result in any change to the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) The Reporting Person has no plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) The Reporting Person has no plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) The Reporting Person has no plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person has no plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person has no plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person has no plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5.  Interest in Securities of the Issuer

      (a) The Reporting Person owns an aggregate of 4,250,000 shares of common stock, constituting 8.5% of the issued and outstanding shares of the Issuer's common stock based upon 50,000,000 shares issued and outstanding as of June 7, 2009.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Reporting Shares.


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

      (c) The Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No person other than the Reporting Person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None

Item 7.  Material to be filed as Exhibits

      None


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2009                      GIANT FORTUNE INVESTMENT MANAGEMENT LIMITED


                                   By: /s/ Zuhong Xu
                                       -----------------------------
                                       Zuhong Xu
                                       Sole Member


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